EXHIBIT 99.1

Foremost Lithium Approved to List on Upstream – A Next Generation Market

Trading to Commence on Upstream July 31, 2024 under Upstream Ticker Symbol FMST

VANCOUVER, British Columbia, July 25, 2024 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced the approval to list its shares on Upstream, a revolutionary securities trading app designed to eliminate barriers for international investment into North America while not competing with other exchanges domestically, such as Nasdaq and the Canadian Securities Exchange (“the CSE”). Trading begins on Upstream July 31, 2024, at 10:00 am ET under the ticker symbol FMST.

Upstream was designed to provide companies like Foremost the channel to access an international, digital-first investor base that trade using USDC digital currency along with credit, debit, PayPal, and USD which could unlock liquidity and enhance price discovery. The uplisting is expected to enhance Foremost’s global investment exposure and potential investment opportunities. Foremost’s current shareholders and its listings on Nasdaq and CSE will not be affected by the listing to Upstream.

“We believe securing this listing on Upstream will help unlock additional liquidity and expand our global shareholder base by reaching untapped international markets,” said Jason Barnard, President & CEO of Foremost Lithium. “As we continue on the path towards future value creation for our stakeholders, it is increasingly important that we can share our developments both domestically and internationally. We look forward to working with the team at Upstream for our listing on July 31.”

Existing non-U.S. and Canadian shareholders and investors outside North American markets may prepare for the listing by downloading Upstream from their preferred app store at https://upstream.exchange/, creating an account by tapping sign up, and completing a simple KYC identity verification. Note, U.S. or Canadian persons may not deposit, buy, or sell securities on Upstream.

About Upstream

Upstream, a MERJ Exchange market (https://merj.exchange), is a global securities trading app. Powered by Horizon's proprietary, transparency-first, matching engine, Upstream allows investors outside of the U.S. to trade securities using just an app. For more information, please visit https://upstream.exchange. Upstream is currently accepting applications to dual list at https://upstream.exchange/getlisted.

Options

The Company has renewed its agreement with the MZHCI, LLC (the “MZ Group”) located 27422 Aliso Creek Road, Suite 250, Aliso Viejo, CA 92656 USA, to continue its consulting service providing investor relations and corporate communications for the Company across North American markets for a period of twelve months commencing August 1, 2024, for USD $9,000 per month. The Company has also granted the MZ Group a fully vested stock option to purchase an aggregate of up to 36,000 common shares of the Company at an exercise price of CAD $3.91 or (USD $2.84) per common share of the Company, expiring five years from date of grant. The stock options are issued pursuant to the Company’s Stock Incentive Plan and subject to compliance with all applicable securities laws the policies of the Canadian Securities Exchange.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake,

Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world’s growing EV appetite, strongly positioning the Company to become a premier supplier of North America’s lithium feedstock. As the world transitions towards decarbonization, the Company’s objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Lucas A. Zimmerman
Managing Director
MZ Group - MZ North America
(949) 259-4987
FMST@mzgroup.us
www.mzgroup.us

Follow us or contact us on social media:
Twitter: @foremostlithium
Linkedin: https://www.linkedin.com/company/foremost-lithium-resource-technology
Facebook: https://www.facebook.com/ForemostLithium

Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Forward-looking statements in this news release include, among others, statements relating to: the listing on Upstream, the timing, process and conditions thereof, the impact on liquidity and price discovery of such listing and the impact on current shareholders and existing listings and the ability of Foremost to reach international investors. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, accidents, labor disputes and other risks of the automotive industry including, without limitation, those associated with the environment, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities or claims limitations on insurance coverage. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. and information. Please refer to the Company’s most recent filings under its profile at www.sedarplus.ca for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.